

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via E-mail
Mr. Howard C. Yang
President and Chief Executive Officer
Montage Technology Group Limited
Room A1601, Technology Building, 900 Yi Shan Road
Xuhui District, Shanghai, 200233
People's Republic of China

> **Re: Montage Technology Group Limited**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 24, 2013**
> **CIK No. 001375514**

Dear Mr. Yang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We have reviewed your supplemental support and note the following:

- The compound annual growth rates you have disclosed appear to have been calculated by you and as such please avoid attributing the calculations to third party sources.
- We do not see where the iSuppli materials support your disclosure that exports outside of China in 2016 are expected to be "primarily to emerging markets." Please advise.
- We do not see where the iSuppli materials support your disclosure that the satellite market is the largest market "within emerging markets." Rather, the materials seem to address only China. Please advise.

Prospectus Summary, page 1

2.   Please clarify whether you believe that long product life cycles benefit you in both of your product markets or only in the set top box market.

3.   We note your response to our prior comment 5. Please revise further to explain clearly what aspect of the Intel validation presents a barrier to entry for vendors that have not received the validation. Does the validation facilitate sales only to Intel or to other CPU manufacturers as well?   In addition, please address whether the 24 to 36 month cycle of a server platform disclosed on page 45 has any impact on the long term value of your current Intel validation.

Use of Proceeds, page 37

4.   We note the revised disclosure that you do not intend to use the proceeds to fund your operations in China. We note further that the majority of your employees, research and development and engineering facilities appear to be located in China; that your product test and shipping facilities are located in China; and that your primary expenses appear to consist of salaries and benefits. Please revise to clearly discuss how you intend to use the proceeds from this offering in light of the apparent concentration of your operations and expenses in China.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

5.   We note your response to our prior comment number 18; however, although your revised disclosure provides insight into the nature of each item that caused revenue changes between periods, i.e., price and volume, it is still unclear what drove those changes. For example, you indicate that your revenue increased due to higher "demand;" however, due to the significant annual increases in revenue, additional details about the drivers of the demand would be helpful in understanding trends in your business. Please revise or advise.

Revenue Recognition, page 58

6.   We note your response and revisions made to the filing in response to our prior comment 20. Given the significance of the activity in your deferred margin liability account, please also revise your filing to provide the roll forward of your deferred margin account that was included as part of your response to our comment or tell us why you do not believe the requested revision is necessary.

Stock-Based Compensation, page 60

7.   Refer to our prior comment 22. We will delay our assessment of your response to our prior comment pending inclusion of the estimated IPO price in the filing.

8.   Refer to your response to prior comment 38. We see you indicated that the selected market capitalization of the comparable companies chosen for your stock compensation calculations is significantly greater than your expected market capitalization. We also see you indicated that you performed an analysis on the correlation between the size and historical price volatility of the selected comparable companies. Please provide us with additional details of your analysis, including how you accounted for the fact that the comparable companies market capitalizations appear to be much more significant than your expected market capitalization. In a related matter, tell us why only one of the companies you indicated you used for comparability purposes as a basis for determining historical volatility in your stock compensation calculations was listed as one of your competitors on page 82 of the filing.

Index to Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 12 – Net Income (Loss) Per Share, page F-35

9.   Refer to our prior comment 39. Please further explain how you calculated the "undistributed earnings attributable to preferred shares" of $11.7 million in fiscal 2012. Also, tell us the specific guidance at FASB ASC 260 or other authoritative U.S. GAAP that supports the methodology of the calculation.

Share Repurchases, page 107

10.   Please replace the vague term "certain" with substantive disclosure. Additionally, it is not sufficient to merely reference the Companies Act, provisions of your articles of association, special rights or certain restrictions when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own. Therefore, to the extent practicable, please revise your disclosure to make clear the additional rights, privileges, or restrictions that are not explained in your descriptions.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Eric Atallah at (202) 551-3663 or Jay Webb at (202) 551- 3603 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc(via e-mail): Portia Ku, Esq.